UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Signal Genetics, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

826640104
(CUSIP Number)

December 31, 2014
(Date of Event That Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)

☐ Rule 13d-1 (c)

☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 826640104	SCHEDULE 13G	PAGE 1 OF 3

1.		NAMES OF REPORTING PERSONS LFIT-A Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 350,000
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 350,000
	8.	SHARED DISPOSITIVE POWER
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 350,000
10.		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (SEE INSTRUCTIONS)
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.3% (1)
12.		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)  Based on 3,782,629 shares of Common Stock of the Company outstanding as of November 14, 2014

CUSIP No. 826640104	SCHEDULE 13G	PAGE 2 OF 3

Item 1(a).	Name of Issuer:

Signal Genetics, Inc. (the “Company”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

5740 Fleet Street Carlsbad, California 92008

Item 2(a).	Name of Person(s) Filing:

LFIT-A Trust

Item 2(b).	Address of Principal Business Office, or, if None, Residence:

LFIT-A Trust 667 Madison Avenue 14th Floor New York, New York 10065

Item 2(c).	Citizenship:

LFIT-A Trust is a trust formed under the Florida Statutes.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number:

826640104

Item 3.	If This Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable

Item 4.	Ownership:

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

CUSIP No. 826640104	SCHEDULE 13G	PAGE 3 OF 3

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of the Group.

Not Applicable

Item 10.	Certification:

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2015	LFIT-A TRUST

By: /s/ Stephen Danner
Name: Stephen Danner
Title: Trustee